UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 15, 2011

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008; and

•	Registration Statement on Form F-3 (File No. 333-168938) of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 15, 2011

SEASPAN CORPORATION

By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2011 annual meeting of shareholders of Seaspan Corporation, or Seaspan. The annual meeting will be held at:

Place:    Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, China

Date:    Saturday, April 30, 2011

Time:    8:00 a.m. (Hong Kong Time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2011.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Accountants, as our independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the Internet as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ GERRY WANG
Gerry Wang Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Saturday, April 30, 2011, 8:00 a.m. (Hong Kong Time)

Place	Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, China

Items of Business	(1) To elect two Class III directors to the Seaspan Board of Directors for a term of three years;

(2) To ratify the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2011; and

(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 4, 2011. Only shareholders of record at the close of business on that date will be entitled to notice and to vote at the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the Internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

March 15, 2011

By Order of the Board of Directors

/S/ SAI W. CHU
Sai W. Chu Corporate Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about March 15, 2011.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors, or the Board, of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (referred to in this proxy statement as Seaspan, the Company, we or us), is providing these proxy materials for you in connection with our annual meeting of shareholders, which will take place on April 30, 2011. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers, and other information about our Company.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2010 Annual Report on Form 20-F is or will be available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	Writing us at Seaspan Corporation, Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, fax number +852-2540-1689;

•	Emailing us at info@seaspancorp.com; or

•	Calling us at +852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of two Class III directors to our Board for a term of three years; and

•	The ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2011.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2011 fiscal year.

Q:	Who may vote at the annual meeting?

A:	You may vote all of the common shares that you owned at the close of business on March 4, 2011, the record date for the annual meeting. On the record date, we had 68,808,033 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

We also have outstanding 200,000 Series A 12% Cumulative Preferred Shares, par value $0.01 per share, or the Series A Preferred Shares, and the holders of such shares are entitled to vote together with the holders of common shares on all matters which are voted upon by our shareholders. Each holder of Series A Preferred Shares is entitled to the number of votes equal to the largest number of whole common shares into which all Series A Preferred Shares held of record by such holder could be converted as of the date immediately preceding the record date for the determination of the shareholders entitled to vote on such matters. As of the record date for the meeting, the holders of Series A Preferred Shares were entitled to 16,420,120 votes in the aggregate, approximately 82 votes per Series A Preferred Share.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on March 4, 2011 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 8:00 a.m. (Hong Kong Time).

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Shareholders of record of our common and preferred shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum shall be present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The other proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each common share outstanding as of the close of business on the record date is entitled to one vote. Each Series A Preferred Share is entitled to that number of whole common shares that it could be converted into on the date immediately prior to the record date.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Gerry Wang and Sai W. Chu, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong China

Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the three months ending June 30, 2011.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Corporate Secretary at the address set forth below no earlier than November 16, 2011 and no later than December 16, 2011. Such proposals also will need to comply with our bylaw provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common and preferred shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Corporate Secretary not less than 90 days or more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board at the annual shareholder meeting in 2012. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Corporate Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common and preferred shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Copy of Bylaws Provisions

You may contact our Corporate Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?

A:	You may submit any communication intended for our Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Chair of the Audit Committee

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Board Practices

General

As of March 1, 2011, our Board consisted of eight members. Except for George H. Juetten, who was appointed by our Series A Preferred shareholders on July 25, 2009 and who does not belong to a class of directors, the Board is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•	Our Class I directors are Kyle R. Washington and Nicholas Pitts-Tucker. They have terms that expire in 2012;

•	Our Class II directors are Gerry Wang, Peter Lorange and Graham Porter. They have terms that expire in 2013; and

•

Our Class III directors are Peter S. Shaerf and John C. Hsu. They have terms that expire in 2011. Mr. Shaerf and Mr. Hsu have each been nominated by the Board for re-election at the 2011 annual meeting of shareholders. Please read “Proposals to be Voted on—Proposal No. 1 Election of Directors” in this current report on Form 6-K for more information about Messrs. Shaerf and Hsu.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service; however, Gerry Wang, our chief executive officer, has entered into employment arrangements with SSML, a subsidiary of our Manager, that provide for certain severance benefits. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries, which provide us with all of our technical, administrative and strategic services. For additional information regarding these arrangements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2010 Annual Report on Form 20-F.

Our Board has determined that each of the current members of the Board, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management and our Manager. Peter Lorange, who was previously an officer of certain of our subsidiary companies on an interim basis, resigned from that appointment on April 25, 2010 and was replaced with Mr. Porter. The Board has determined that Mr. Lorange has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. The Board has also determined that, in spite of his prior interim service as an officer of certain of our subsidiary companies, Mr. Lorange is independent from us, a standard that differs from the NYSE independence standard for domestic companies. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by domestic companies.

The Board has the following four committees: audit committee, compensation committee, conflicts committee and nominating and corporate governance committee (the latter of which was established in October 2010). The membership of these committees during 2010 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2010, the Board held eight meetings, the audit committee held four meetings, the compensation committee held eight meetings, the conflicts committee held 14 meetings, and the nominating and corporate governance committee held one meeting. Each director attended at least 75% of the Board meetings (held during the period for which such person was a director) during the last fiscal year. Each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year with the exception of Peter Lorange, who attended five of 14 conflicts committee meetings.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. In 2010, our audit committee members were George H. Juetten, John C. Hsu and Nicholas Pitts-Tucker, who was appointed to the committee on April 25, 2010 and replaced Barry R. Pearl. All members of the committee are financially literate, and the Board has determined that all members qualify as financial experts. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. In 2010, our compensation committee consisted of Peter S. Shaerf, John C. Hsu and George H. Juetten, who was appointed to the committee on April 25, 2010 and replaced Barry R. Pearl. The compensation committee reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year the committee produces a report on executive compensation and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors, and performs such other functions as the Board may assign to the committee from time to time.

In 2010, our conflicts committee consisted of Peter S. Shaerf, Peter Lorange and Nicholas Pitts-Tucker. Mr. Lorange and Mr. Pitts-Tucker were appointed to the conflicts committee on April 25, 2010 and succeeded Barry R. Pearl and filled a vacancy that was created following the resignation of director Milton K. Wong effective January 2, 2010. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee currently satisfies applicable NYSE independence standards, other than Mr. Lorange, whom the Board has determined has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us and has been deemed by the Board to be independent from us. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by domestic companies.

Our nominating and corporate governance committee, which was established in October 2010, is composed entirely of directors who currently satisfy applicable NYSE independence standards. In 2010, our nominating and corporate governance committee consisted of Nicholas Pitts-Tucker, George H. Juetten and John C. Hsu. The nominating and corporate governance committee assists the Board with: corporate governance practices; identifying qualified individuals to become members of the Board; the process of recommending director nominees to the Board for election at annual meetings of the shareholders or to fill vacancies on the Board; and the results of period performance evaluations of the members of the Board and making any recommendations on consequent improvements that have been identified during such evaluations.

The report of the compensation committee is included beginning on page 19 of this current report on Form 6-K, and the report of the audit committee is included on page 22.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to domestic companies under NYSE listing standards. The following are significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the Board approves such adoption; and

•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our Board has determined that four of our eight current directors (being John C. Hsu, George H. Juetten, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for domestic companies. The Board has also determined that Peter Lorange, who has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us, is independent from us. This is the general NYSE independence standard. The Board has not applied the NYSE three-year look-back test relating to Mr. Lorange’s interim service as an officer of certain of our subsidiary companies in deeming Mr. Lorange to be independent.

U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation committee and a nominating and corporate governance committee that each consists of three directors, all of whom currently satisfy NYSE standards for independence.

Consideration of Director Nominees

Shareholder Nominees

Our Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, our Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership and should be mailed or faxed, addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.

Independent Director Meetings

Our independent directors may hold as many in camera meetings each year as they deem appropriate. Six in camera meetings were held in 2010.

Communications with the Board

Individuals may communicate with our Board by writing to it by mail addressed to:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Chair of the Audit Committee

Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

COMPENSATION

In 2010, each independent member of our Board received an annual cash retainer of $45,000. In addition, the chair of the audit committee received an annual payment of $20,000 and each other member of the audit committee received an annual payment of $5,000. The chair of the compensation committee received an annual payment of $5,000 and each member of the compensation committee also received an annual payment of $5,000. The chair of the conflicts committee received an annual payment of $5,000 and each member of the conflicts committee received an annual payment of $5,000 for the regular quarterly committee meetings and $1,500 per meeting for any other meetings attended during the calendar year. The chair of the nominating and corporate governance committee received an annual payment of $5,000 and each member of the nominating and corporate governance committee received an annual payment of $5,000.

For 2011, each independent member of our Board receives an annual cash retainer of $60,000. In addition, the chair of the audit committee receives an annual payment of $20,000 and each other member of the audit committee receives an annual payment of $10,000. The chair of the compensation committee receives an annual payment of $10,000 and each member of the compensation committee also receives an annual payment of $10,000. The chair of the conflicts committee receives an annual payment of $10,000 and each member of the conflicts committee receives an annual payment of $10,000 for the regular quarterly committee meetings and a payment of $1,500 per meeting for other meetings attended during the calendar year. The chair of the nominating and corporate governance committee receives an annual payment of $10,000 and each member of the nominating and corporate governance committee receives an annual payment of $10,000 for the regular quarterly committee meetings and a payment of $1,500 per meeting for other meetings attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Independent directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee but who are not members of any such committee will receive a payment of $1,500 per meeting.

Officers who also serve as directors do not receive compensation for their services as directors. However, Peter Lorange received $1,600 of prorated additional compensation in recognition of his service as an interim officer of certain of our subsidiaries through April 25, 2010.

Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any Board committee. In addition, in 2010 each independent Board member was entitled to receive a travel stipend in the amount of $4,000 per Board meeting if the eligible recipient travels transoceanic to attend the meeting in person or $3,000 per Board meeting if the eligible recipient travels transcontinental to attend the meeting in person. We paid a total amount of $89,000 to the independent directors in travel stipends in 2010. The Board has terminated payment of travel stipends to directors.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our Board. A total of 2,000,000 common shares are reserved for issuance under the Plan, which is administered by our Board. The Plan expires in December 2015. The following directors were awarded the following equity incentive awards under the Plan on or subsequent to January 1, 2010:

•

On January 1, 2010, each of our independent directors was awarded 7,200 restricted shares, which vested on January 1, 2011. Those shares granted to Antony S. Crawford vested on January 23, 2010, the date of his death; and

•

On April 25, 2010 and July 24, 2010, Nicholas Pitts-Tucker and Graham Porter were each awarded 4,952 restricted shares, which vested on January 1, 2011, in connection with their appointment as directors.

We granted 15,000 phantom share units to Sai Chu, our chief financial officer, in April 2010. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period which began on January 1, 2011. In March 2009, also in accordance with the Plan, we granted to Mr. Chu 15,000 phantom share units. One-third of these vested on each of January 1, 2010 and January 1, 2011, and the remaining one-third will vest on

January 1, 2012. In June 2007, we granted 15,000 phantom share units to Mr. Chu in accordance with the Plan. One-third of the phantom share units vested on each of January 1, 2008, January 1, 2009 and January 1, 2010.

We granted 150,000 phantom share units to Gerry Wang, our chief executive officer, in April 2010. This grant, which was made in accordance with the Plan, is subject to a three-year vesting period beginning on January 1, 2011. In March 2009, also in accordance with the Plan, we granted to Mr. Wang 150,000 phantom share units. One-third of these vested on January 1, 2010 and the remaining two-thirds will vest equally on January 1, 2011 and January 1, 2012. In January 2008, also in accordance with the Plan, we granted to Mr. Wang 135,000 phantom share units. One-third of these vested on each of December 21, 2008 and December 21, 2009 and December 21, 2010.

During the years ended December 31, 2010 and 2009, we paid to our directors and management (13 persons in 2010 and 13 persons in 2009) aggregate cash compensation of approximately $1.2 million and $1.3 million respectively. We do not have a retirement plan for members of our management team or our directors.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

As of March 1, 2011, our Board consisted of eight members. Except for George H. Juetten, who was appointed by our Series A Preferred shareholders on July 25, 2009 and who does not belong to a class of directors, the rest of the Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2011 annual meeting, two Class III directors will be elected to serve for three-year terms until the 2014 annual meeting and until their successors are elected. The nominees for election at the 2011 annual shareholder meeting are Peter S. Shaerf and John C. Hsu. The remaining five non-Series A Preferred directors are divided into two classes of two Class I directors and three Class II directors, whose terms expire in 2012 and 2013, respectively. Votes may not be cast at the 2011 annual shareholder meeting for a greater number of director nominees than two.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by common and preferred shares of Seaspan, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that both nominees will be available to serve as directors. If, for any unforeseen reason, either of the Board’s nominees is not available as a candidate for director, the proxyholders, Gerry Wang and Sai W. Chu, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Our Board recommends a vote FOR the election to the Board of each of the following nominees for Class III Directors (terms expiring in 2014):

Peter S. Shaerf Director since August 2005 Age 56	Peter S. Shaerf was appointed as director in August 2005 and as Deputy Chair of the Board in February 2011 and is the chair of the conflicts committee. Mr. Shaerf served as chair of the compensation committee until February 2011. Since 2002, Mr. Shaerf has been a managing director of AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specializes in the dry cargo and liner shipping industry. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He is a director of General Maritime Corporation, a company listed on the New York Stock Exchange, and a director of TBS International, a company listed on the NASDAQ exchange. Mr. Shaerf is chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

John C. Hsu Director since April 2008 Age 47	John C. Hsu was appointed as director in April 2008 and as the chair of the compensation committee in February 2011. He is currently a partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships, through affiliated entities such as Sincere Navigation Corp. (Taiwan listed) and Oak Maritime, Inc., for generations. Mr. Hsu is currently a director of Oak Maritime, Inc., and is also director of several other private companies, including TSSi, Inc. (a surveillance IC solutions provider) and Convergence Tech Venture (a venture capital fund). From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Since 1993, he has been responsible for managing the Hsu family’s investment portfolio, consisting of financial securities, hedge funds, and private equity investments. Mr. Hsu received his B.A. from Colgate University in 1986 and his MBA from Columbia University in 1992, and is fluent in Japanese and Mandarin.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Accountants, to examine our consolidated financial statements for the fiscal year ending December 31, 2011. KPMG LLP, Chartered Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2009 and also provided certain tax services during the fiscal years ended December 31, 2010 and December 31, 2009, services related to the issuance of our Series A Preferred Shares in January and October 2009 and our Series B Preferred Shares in May 2010, services related to our Registration Statement on Form F-3 (File No. 333-168938) filed with the SEC in August 2010 and services related to our public offering of our Series C Preferred Shares completed in January 2011. Please read “Principal Auditor Fees and Services” on page 21.

Our Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2011. If the appointment is not ratified, our audit committee will consider whether we should retain this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2011 requires the affirmative vote of a majority of our common shares and our preferred shares (voting on an as-converted basis) present in person or represented by proxy and entitled to be voted at the meeting.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common and preferred shares as of February 16, 2011 (except as otherwise noted) by:

•	each person or entity known by us to beneficially own more than 5% of our common or preferred shares;

•	each of our directors;

•	each of our named executive officers; and

•	all Seaspan directors and all named executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Seaspan on or before February 16, 2011.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 17, 2011 (60 days after February 16, 2011). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Graham Porter(3)	4,409,051	6.4%	20,000	10.0%	7.1%
Kyle R. Washington(4)	2,675,291	3.9%	12,000	6.0%	4.3%
Gerry Wang(5)	1,573,946	2.3%	—	—	1.8%
Peter Lorange(6)	106,424	*	—	—	*
Peter S. Shaerf	61,607	*	—	—	*
Sai W. Chu	58,559	*	—	—	*
George H. Juetten	42,293	*	—	—	*
John C. Hsu	23,600	*	—	—	*
Nicholas Pitts-Tucker	12,307	*	—	—	*
Dennis R. Washington(7)	11,147,793	16.2%	160,000	80.0%	28.4%
All executive officers and directors as a group (9 persons)	8,963,078	13.0%	32,000	16.0%	13.6%

(1)	Percentages are based on the 68,808,033 common shares that were issued and outstanding on February 15, 2011.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00. Percentages are based on the 16,335,470 votes that the Series A Preferred Shares were entitled to in the aggregate as of February 15, 2011.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Jenstar Ltd., or Jenstar. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger and Jenstar are Cayman Islands companies that are owned by Mr. Porter, a managing director and director of our Manager. This information is based on prior SEC filings and information provided to Seaspan by Mr. Porter on or about February 16, 2011.

(4)	The number of common and preferred shares shown for Kyle R. Washington includes shares beneficially owned by The Kyle R. Washington 1999 Trust II and CopperLion Capital (KRW) I Limited Partnership. This information is based on prior SEC filings and information provided to Seaspan by Kyle R. Washington on or about February 8, 2011.

(5)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to Seaspan by Mr. Wang on or about February 16, 2011.

(6)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to Seaspan by Mr. Lorange on or about February 10, 2011.

(7)	The number of common and preferred shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and the Roy Dennis Washington Revocable Living Trust. This information is based on prior SEC filings and information provided to Seaspan by Dennis R. Washington on or about February 14, 2011.

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the management of the vessels in our fleet, the provision of services by our executive officers and the sale and purchase of our common and preferred equity securities. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2010 Annual Report on Form 20-F. In January 2009, we established a conflicts committee, comprised entirely of directors who the Board has determined either satisfy NYSE independence standards or have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and are independent from us. Please read “Corporate Governance Principles and Board Matters—Exemptions from NYSE Corporate Governance Rules” for information about the ways in which our corporate governance practices differ from those followed by domestic companies.

We may enter into related party transactions from time to time in the future. For information about certain proposed transactions we are considering, please read “Item 5. Operating and Financial Review and Prospects—A. General—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Potential Transactions” in our 2010 Annual Report on Form 20-F.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “—Directors and Officers of Our Manager” in our 2010 Annual Report on Form 20-F, for details regarding our executive officers and the executive officers of our Manager.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation committee of the Board, which we refer to as the Committee. The Committee is currently composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.

The Committee reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate our officers and directors, produces a report on executive compensation each year and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of our officers and directors, and performs such other functions as the Board may assign to the Committee from time to time. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

The Committee met eight times during 2010, and the chairman of the Committee met in person or telephonically with outside consultants with respect to director and executive officer compensation. The Committee has direct access to independent compensation consultants and other experts for information as it deems appropriate and used independent consultants from time to time during the year.

The Committee has furnished the following report on executive compensation.

Executive Compensation Philosophy

During 2010, we had no employees. The Committee is responsible for reviewing and evaluating the executive compensation of our chief executive officer and chief financial officer, both of whom were seconded to us by our Manager during 2010, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2010 was payable by our Manager and established by an employment agreement between SSML, a subsidiary of our Manager, and Gerry Wang. The base pay for our chief financial officer is payable by our Manager and is established by a letter agreement, dated December 5, 2007, between a subsidiary of our Manager and Sai W. Chu.

Annual Bonus

Our annual bonus program focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus has included in the past long term stock grants and may include cash compensation, which will be evaluated and determined by the Committee in conjunction with the chief executive officer.

Equity Incentive Plan

The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The Plan is also contemplated to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

Developments

We are discussing with Gerry Wang, our chief executive officer, a new potential employment agreement. The proposed new employment agreement would, among other things, significantly increase Mr. Wang’s compensation, which primarily would include salary, cash and stock-based bonuses and incentives related to fleet transactions and company performance. We intend to publicly disclose details of any such new employment agreement promptly following the entry into a definitive agreement between Mr. Wang and us.

The undersigned members of the Committee have submitted this Report to our Board.

John C. Hsu, Chair

Peter S. Shaerf

George H. Juetten

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2010 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2010 and 2009, the fees rendered by the auditors were as follows:

	2010	2009
Audit Fees	$519,500	$399,300
Audit-Related Fees	—	—
Tax Fees	179,000	221,100
All Other Fees	—	—

	$698,500	$620,400

Audit Fees

Audit fees for 2010 include fees related to the issuance of our Series B Preferred Shares, the public offering of our Series C Preferred Shares (completed in January 2011), and the annual audit of one of our indirectly wholly-owned subsidiaries, in addition to our annual audit, quarterly reviews and accounting consultations. Audit fees for 2009 include fees related to the issuance of the Series A Preferred Shares in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

There were no audit-related fees in 2010 or 2009.

Tax Fees

Tax fees for 2010 and 2009 are primarily for tax consultation services.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2010 and 2009.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee consists of three non-employee directors, each of whom the Board has determined: (i) meets the independence criteria specified by the SEC and the requirements of Sections 303A.02 and other applicable sections of the NYSE listing standards and (ii) is financially literate in accordance with the requirements of Section 303A.07 of the NYSE listing standards. The audit committee assists our Board in fulfilling its responsibilities for oversight of:

•	The integrity of our consolidated financial statements;

•	Our compliance with legal and regulatory requirements;

•	The independent auditors’ qualifications and independence; and

•	The performance of our internal audit function and independent auditors.

Our audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee reviewed and discussed the audited consolidated financial statements for 2010 with our management.

(2)	The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 114, as amended or modified.

(3)	The audit committee has received the letter and written disclosures from the independent auditors required by PCAOB Rule 3526 “Communication with Audit Committees Concerning Independence” and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to our Board, and our Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for 2010, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report to the Board.

George H. Juetten, Chair

John C. Hsu

Nicholas Pitts-Tucker